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Sebastian Gomez-Puerto

On a mission to change the way people move. CEO and Founder at SunVessel Corp.

Miami, Florida · 500+ connections · **Contact info**

 **SunVessel Corp.**

 **Babson College - Franklin W. Olin Graduate School o...**

About

Sebastian currently is the founder and CEO of SunVessel, a company working on innovative transportation solutions for properties. Sebastian formerly cofounded Cafe X, a robotic coffee-bar backed by Peter Thiel, Khosla Ventures, and Social Capital. Prior to that he worked for Watsco Ventures, J. Walter Thompson, and   ... see more

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Activity

2,270 followers

 **In two weeks we will see it live!**
Sebastian replied to a comment

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Experience

 **CEO and Founder**
SunVessel Corp.

Aug 2017 – Present · 2 yrs 2 mos
SunVessel offers "mobility as a service" solutions that enable people to take short trips in a city using personal electric mobility devices.

President of the Board of Directors
Hydrogen Horizon
Jan 2015 – Feb 2018 · 3 yrs 2 mos

Hydrogen Horizon builds and manages challenges that provide students a hands-on design and performance-based experience that explores hybrid, hydrogen fuel cell technology.

Above all, these challenges empower kids to take charge of their own learning. Stu... See more

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Cofounder and Head of Business Development
Cafe X Technologies
Mar 2016 – Jun 2017 · 1 yr 4 mos
San Francisco Bay Area

Cafe X serves premium robotic coffee. Locally roasted. Ready in seconds.

Led all business development and commercial efforts. Developed different business models for various revenue streams. Maintained and nurtured business relationships with key ... See more

Mobile Apps Marketer · Watsco Ventures

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Miami/Fort Lauderdale Area

Watsco Ventures creates, funds, and grows technology ventures as a division of Watsco, Inc. (NYSE: WSO). Watsco, Inc. is the largest independent distributor of HVAC equipment and supplies in the world with revenue of $4 Billion.
... See more

Co-Founder

Cafe X Technologies
Jan 2014 – Aug 2014 · 8 mos
Greater Boston Area

Cafe X serves premium robotic coffee. Locally roasted. Ready in seconds.

Led all business development and commercial efforts. Developed different business models for various revenue streams. Maintained and nurtured business relationships with key ... See more

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Education

Babson College - Franklin W. Olin Graduate School of Business

Master of Business Administration (MBA), Entrepreneurship and Marketing
2012 – 2014
Activities and Societies: Beta Gamma Sigma

Beta Gamma Sigma Honor Society Member
Summa Cum Laude Graduating Honors
GPA 3.81
Commencement Student Speaker
Babson Auto Group Graduate President

Universidad de 'San Andrés'

BBA, Business
2003 – 2007

Graduating thesis (2 year study) on the marketing policies and recovery actions taken by 3 luxury automotive companies (BMW, Audi, Alfa Romeo) in Argentina after the 2001-2002 economic crisis

Volunteer Experience

Volunteer Skipper Assistant - I teach kids how to sail, they put a big smile on my face.

Shake-A-Leg Miami
Feb 2015 • 1 mo
Children

Shake-A-Leg Miami (SALM) is South Florida's premier, adaptive watersports community serving people of all abilities.

With a series of programs offered seven days a week year-round, Shake-A-Leg Miami provides a number of opportunities for children, youth, and adults with or without physical or mental challenges to experience the beauty of Miami's gem that is Biscayne Bay.

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teach environmental lessons, therapeutic sailing, swimming, & kayaking, among other waterspouts activities.

Skills & Endorsements

Marketing Strategy · 40

Endorsed by **Rebecca L. Cabrera, who is highly skilled at this**

Endorsed by **2 of Sebastian's colleagues at Cafe X Technologies**

Advertising · 28

Endorsed by **2 of Sebastian's colleagues at Cafe X Technologies**

Marketing · 23

Endorsed by **Rebecca L. Cabrera, who is highly skilled at this**

Endorsed by **2 of Sebastian's colleagues at Cafe X Technologies**

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Recommendations

Received (6)   Given (6)

Stephen Klein
Co-founder, CEO at Ono Food Co.
October 19, 2018, Sebastian worked with Stephen in the same group

Sebastian, the co-founder of Cafe X was a pleasure to work with during my tenure there. He led business development, and did a fantastic job communicating with all stakeholders to get our first location launched. A great systems thinker with an analytical demeanor - he was methodical in every decision.

Benjamin Vides
Product Marketing & Technology Leader
October 26, 2016, Benjamin managed Sebastian directly

I worked closely with Sebastian as we launched an innovative technology service to market in 2015. Sebastian was fantastic to work with. He understood the strategy and was able to define and implement creative tactics to support the strategy. He worked well with the team and brought a great under... **See more**

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